Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

November 5, 2015

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Sibanye Gold Limited
Form 20-F for the Year Ended December 31, 2014
Filed March 24, 2015
File No. 001-35785

Dear Ms. Jenkins:

Sibanye Gold Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated October 22, 2015 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

This letter is to confirm that the Company’s outside counsel, John B. Stone of Linklaters LLP, contacted a staff member of the Commission on November 4, 2015 to request an extension of time to respond to the Comment Letter beyond the date indicated in the Comment Letter. The staff member granted the Company an extension to respond by November 20, 2015.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 278 9699 or charl.keyter@sibanyegold.co.za with any questions.

Sincerely,

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

CC:	Suying Li

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410